Exhibit 99.1

GFL Environmental Inc.

18,887,723

Subordinate Voting Shares

Underwriting Agreement

March 25, 2025

RBC Capital Markets LLC

c/o	RBC Capital Markets, LLC Brookfield Place 200 Vesey Street, 8th Floor New York, New York 10281

Ladies and Gentlemen:

The shareholders named in Schedule II hereto (the “Selling Shareholders”) of GFL Environmental Inc., a corporation organized under the laws of the Province of Ontario (the “Company”), propose severally, and not jointly, and subject to the terms and conditions stated herein, to sell to the several underwriters named in Schedule I hereto (the “Underwriters”), for whom you (the “Representative”) are acting as representative, an aggregate of 18,887,723 subordinate voting shares, no par value, of the Company (the “SV Shares”). The aggregate of 18,887,723 SV Shares to be sold by the Selling Shareholders is herein called the “Securities.” Certain terms used herein are defined in Section 26 hereof. If no other Underwriters are listed on Schedule I hereto, all references to the Representative and the Underwriters shall refer only to those identified above.

We understand that the Company:

(a)            meets the requirements under the Securities Act (Ontario) and the securities legislation applicable in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, Saskatchewan, Northwest Territories, Nunavut and Yukon (collectively with Ontario, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions, including the rules and procedures established pursuant to National Instrument 44-101 Short Form Prospectus Distributions, National Instrument 44-102 Shelf Distributions and the WKSI Blanket Orders (together, the “Canadian Shelf Procedures”), for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus (collectively, the “Canadian Securities Laws”); and

(b)            has filed a short form base shelf prospectus, dated May 17, 2023 (the “Canadian Base Prospectus”), in respect of SV Shares, preferred shares, debt securities, warrants, share purchase contracts, subscription receipts and units of the Company (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”) in accordance with Canadian Shelf Procedures; the Reviewing Authority has issued a receipt under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of the Canadian Base Prospectus (the “Receipt”).

The final prospectus supplement relating to the offering of the Securities to be filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, is hereinafter referred to as the “Canadian Final Prospectus Supplement”; the Canadian Base Prospectus is hereinafter also referred to as the “Canadian Preliminary Prospectus”; and the Canadian Base Prospectus together with the Canadian Final Prospectus Supplement, is hereinafter referred to as the “Canadian Final Prospectus”.

The Company has filed a registration statement on Form F-10 (File No. 333-272013) in respect of the Shelf Securities with the Commission and has filed an appointment of agent for service of process upon the Company on Form F-X (as amended, the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the Registration Statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement (the “U.S. Final Prospectus Supplement”) relating to the offering of the Securities to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus Supplement in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Preliminary Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Disclosure Package (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions and the Commission pursuant to Canadian Securities Laws or Exchange Act, as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “Free Writing Prospectus” has the meaning set forth in Rule 405, “Disclosure Package” means the U.S. Preliminary Prospectus together with the information set forth in Schedule III hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Act that has been made available without restriction to any person.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “U.S. Final Prospectus,” “Canadian Preliminary Prospectus,” “Canadian Final Prospectus” and “Disclosure Package” shall include the documents incorporated by reference therein (including the documents deemed by the Canadian Shelf Procedures to be incorporated by reference therein), from time to time, and, unless the context otherwise requires, the terms “Canadian Preliminary Prospectus” and Canadian Final Prospectus” refer to both the English and French language versions of such documents.

1.              Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a)            (i) The Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission, (ii) any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with, and (iii) at the time of filing of the Canadian Base Prospectus, the Company was eligible, and had satisfied all of the applicable conditions, to use the exemptions from certain prospectus requirements set out in the WKSI Blanket Orders.

(b)            (i) The Registration Statement, when it became effective and as amended or supplemented by any post-effective amendment thereto, if applicable, did not and will not contain, as of the date of such effectiveness, amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (ii) the Canadian Final Prospectus, and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date (as defined below), will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iii) the Registration Statement and the U.S. Final Prospectus, as amended or supplemented, if applicable, at the time it became effective or at the time of filing, as applicable, complied and will comply in all material respects with the Act and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Preliminary Prospectus and the Canadian Final Prospectus, and any amendment or supplement thereto, at the time of filing thereof, do or will, as the case may be, comply, in all material respects with the applicable requirements of Canadian Securities Laws, (v) the Disclosure Package does not, and at the time of each sale of the Securities in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date, the Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus, and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute full, true and plain disclosure of all material facts relating to the Company and its Subsidiaries (taken as a whole) and the Securities, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Disclosure Package or the Prospectuses based upon (x) information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein or (y) the Selling Shareholder Information (as defined below). The Form F-X conforms in all material respects with the requirements of the Act and the rules and regulations of the Commission thereunder.

(c)            The Company is a “reporting issuer” and, upon the filing of the Canadian Final Prospectus Supplement with the Canadian Securities Commissions, will have complied with all Canadian Securities Laws required to be complied with by the Company to qualify the Securities for distribution and sale to the public in each of the Canadian Qualifying Jurisdictions through investment dealers or brokers registered under the applicable laws of such jurisdictions who have complied with the relevant provisions of such applicable laws.

(d)            (i) At the time of filing the Registration Statement and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

(e)            Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representative specifically for use therein, it being agreed and understood that the only such information furnished by any Underwriter consists of the information disclosed as such in Section 9(c) hereof.

(f)            Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Disclosure Package or U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder.

(g)            The Company and its Subsidiaries, taken as a whole, have not, since the date of the latest financial statements included in the Registration Statement, the Disclosure Package and the Prospectuses, (i) sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree or (ii) entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its Subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the Disclosure Package and the Prospectuses; and, since the respective dates as of which information is given in the Disclosure Package and the Prospectuses, there has not been (x) any change in the share capital of the Company or its Subsidiaries (other than (i) as a result of the exercise, if any, of stock options or the award, if any, of stock options, restricted share units or deferred share units in the ordinary course of business pursuant to the Company’s equity plans that are described in the Disclosure Package and the Prospectuses), (ii) in connection with ordinary course issuances in accordance with the terms of convertible or exchangeable securities issued and outstanding as of the date hereof, (iii) the cancellation of restricted shares, stock options, restricted share units or deferred share units in the ordinary course, or (iv) changes that are de minimis in nature), (y) any change in the long-term debt of the Company or any of its Subsidiaries other than in respect of the Revolving Credit Facility in the ordinary course of business or (z) except as otherwise set forth in the Disclosure Package and the Prospectuses, any Material Adverse Change.

(h)            Each of the Company and each of its “significant subsidiaries” (as defined in Rule 1-02(w) of Regulation S-X under the Act) (1) is a corporation or other entity which has been duly created and organized, incorporated, created, amalgamated, formed or continued, as the case may be, and is valid and subsisting under the laws of the jurisdiction of its organization and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is carried on, as the case may be, and if applicable, in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such registration or licensing, except where the failure to be so registered or licensed or be in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and (2) has all requisite corporate, partnership or limited liability company, as applicable, power, capacity and authority to carry on its business as currently conducted, to own, lease and operate its properties and assets and, as applicable, to execute, deliver and perform its obligations under this Agreement.

(i)            Other than: (1) as disclosed in the Disclosure Package and the Prospectuses; (2) the shares and other securities, as the case may be, of the Subsidiaries of the Company; (3) inter-company indebtedness among the Company and its Subsidiaries; (4) other investments of unallocated funds in short-term investment grade debt obligations; (5) equity interests in Compo-Haut Richelieu Inc., GIP Holdings General Partner Inc., GIP Holdings Limited Partnership, GIP Holdings General Partner II Inc., GIP Holdings II Limited Partnership, GIP Holdings Inc. and its subsidiaries, Renewable Agriculture Energy (RAE) Limited Partnership, 14204808 Canada Inc., Saturn Renewables LLC, Saturn Renewable Holdings LLC, Clean Eagle RNG LLC, Green Meadows RNG LLC, Eden RNG LLC, Paragon RNG LLC, Sapphire RNG LLC, Emerald RNG LLC, Elk Run Renewable Energy LLC, Hickory Ridge Renewable Energy LLC, Hoosier Renewable Energy LLC, Lakeway Renewable Energy LLC, Mayfield Renewable Energy LLC, Rolling Meadows Renewable Energy LLC, Wexford County Renewable Energy LLC, Grady Road Renewable Energy LLC, Indian Creek Renewable Energy LLC, Stones Throw Renewable Energy LLC, Seven Mile Renewable Energy LLC, GFL Holdco (US) GP, LLC, GFL Environmental Services JV LP and its subsidiaries; and (6) equity interests in the following inactive entity: 276286 Alberta Inc.; as at March 24, 2025, the Company does not own, directly or indirectly, any shares or any other equity or long-term debt securities of any corporation or other Person. As at March 24, 2025, the only Subsidiaries of the Company are the entities listed in Schedule IV hereto, EcoSouth Florida JV, LLC, and its subsidiaries and Capital Waste Co-Invest, LP and its subsidiaries.

(j)            The Company has the authorized capitalization as set forth in the Disclosure Package and the Prospectuses and all of the issued and outstanding SV Shares, multiple voting shares, Series A perpetual convertible preferred shares and Series B perpetual convertible preferred shares, including the SV Shares to be sold by the Selling Shareholders, have been duly and validly authorized and issued and are fully paid and non-assessable and conform to the description of the SV Shares, multiple voting shares, Series A perpetual convertible preferred shares and Series B perpetual convertible preferred shares contained in the Disclosure Package and the Prospectuses. Except as described in the Disclosure Package and the Prospectuses, no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares of the Company.

(k)            The form and terms of the SV Shares have been approved and adopted by the board of directors of the Company and do not conflict with the constating documents or by-laws of the Company, any Laws of general application or the rules of the TSX or NYSE.

(l)             The issued and outstanding shares and other securities of each Subsidiary of the Company are held, beneficially and of record, by the Company or another Subsidiary (as described in the Disclosure Package and the Prospectuses in the case of significant subsidiaries) and other than pursuant to share pledge agreements, if any, in favor of (i) the Company’s lenders under the Revolving Credit Facility and (ii) the Collateral Agent for the benefit of the holders of the Existing Secured Notes, all such shares and other securities are free and clear of any Liens and all of the securities of each of its Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable.

(m)           Except for rights granted by the Company and its Subsidiaries in favor of the Company’s lenders in connection with security (including mortgages of real property), rights granted by Subsidiaries under their applicable governing documents, Liens granted by the Company or its Subsidiaries to such lenders, Liens in connection with outstanding letters of credit, performance bonds, equipment loans and capital leases, and Liens as otherwise permitted under (i) the Revolving Credit Facility and (ii) the Existing Indentures, no Person, other than the Company, has at the date hereof and no Person will have at the time of closing on the Closing Date any written or oral agreement, option or warrant or any right or privilege (whether by Law, preemptive or contractual) capable of becoming such for the purchase, subscription, allotment or issuance of any securities of any Subsidiary of the Company.

(n)            The Company and each of its Subsidiaries, on a consolidated basis, maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that: (1) transactions are executed in accordance with management’s general or specific authorization; (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (3) access to its assets is permitted only in accordance with management’s general or specific authorization; (4) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (5) material information relating to it is made known to those within the Company or such Subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared. The Company and each of its Subsidiaries is not aware of any material weaknesses in its internal control over financial reporting (it being understood that this subsection shall not require the Company to comply with Section 404 of the Sarbanes-Oxley Act as of an earlier date than it would otherwise be required to so comply under applicable law).

(o)            The Company and its Subsidiaries maintain “disclosure controls and procedures” (as such term is defined in both Rule 13a-15(e) under the Exchange Act and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings); such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to provide reasonable assurances that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(p)            No acquisition has been made by the Company or its Subsidiaries that is a significant acquisition for the purposes of Canadian Securities Laws and no proposed acquisition by the Company or its Subsidiaries has progressed to a state where a reasonable person would believe that the likelihood of completing the acquisition is high and that if completed at the date of this Agreement, would be a significant acquisition for the purposes of Canadian Securities Laws, in each case that would require disclosure in respect of the acquired business in the Canadian Preliminary Prospectus or the Canadian Final Prospectus as prescribed by item 10 of Form 44-101F1.

(q)            Each of this Agreement, the Investor Rights Agreements and the Registration Rights Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Disclosure Package and the Prospectuses. The Company has complied with all provisions of the Investor Rights Agreements and the Registration Rights Agreement applicable to the offer and sale of the Securities, including, if applicable, obtaining the waiver of certain shareholders to the registration rights granted thereunder.

(r)             Neither the Company nor any of its Subsidiaries is (1) in violation of its constating documents or by-laws (or equivalent), (2) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, or (3) in violation of any Law or statute or any judgment, order, rule or regulation of any Governmental Authority, except, in the case of subclauses (2) and (3) above, for such violations or defaults which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(s)            No legal, regulatory or governmental investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Actions”) are pending to which the Company or any of its Subsidiaries is a party or to which the property of the Company or any of its Subsidiaries is subject that would result individually or in the aggregate in a Material Adverse Effect or affect the validity of the sale of the Securities under this Agreement, and no Actions have been threatened against or, to the knowledge of the Company, are contemplated with respect to the Company or any of its Subsidiaries, or with respect to any of their respective properties which would in each case reasonably be expected to have a Material Adverse Effect.

(t)             Except as disclosed in the Disclosure Package and the Prospectuses, the Company and each of its Subsidiaries has conducted and is conducting its activities and business in all respects in compliance with all Laws of each jurisdiction in which it carries on business or conducts its activities, including each license held by them and are not in violation of, or in default in any respect under, any applicable statutes and regulations and all other ordinances, rules, regulations, orders or decrees having the force of Law (including, without limitation, Environmental Laws) of any Governmental Authorities having, asserting or claiming jurisdiction over it or over any part of their respective operations or assets, except for such non-compliance, violations and defaults which, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect.

(u)            The Company and each of its Subsidiaries has good and marketable title to all of its material properties and assets, in each case, free and clear of all Liens (other than (i) Liens permitted by the Existing Indentures, (ii) as are granted under the Revolving Credit Facility and the Existing Secured Notes Indentures, and (iii) mortgages, charges or other encumbrances that would not reasonably be expected to materially adversely affect the material property and assets of the Company or any of its Subsidiaries on a consolidated basis); and as of the date hereof, except as disclosed in the Disclosure Package and the Prospectuses and except as would not reasonably be expected to have a Material Adverse Effect, no agreement to purchase, option to purchase or right of first refusal to purchase has been granted by the Company or any of its Subsidiaries with respect to any of the assets of the Company or any its Subsidiaries, as applicable, or any part thereof, that have not expired or been waived.

(v)            The Company and its Subsidiaries own, lease or have easements, permits, licenses, rights of way or other rights in, over, across, along or upon, all real property required and/or used by them to operate and carry on the business described in the Disclosure Package and the Prospectuses as being currently carried on by the Company and its Subsidiaries, except where failure to own, lease or have an easement, permit, license, right of way or other right in, over, across, along or upon such real property would not reasonably be expected to have a Material Adverse Effect.

(w)           All plants, buildings, erections, structures, improvements, fixtures (including fixed machinery and fixed equipment), vehicles, equipment and other tangible personal property which is material to the Company or any of its Subsidiaries are structurally sound, in good operating condition and repair having regard to their use and age (subject to normal wear and tear) and are adequate and suitable for the uses to which they are being put, and have been maintained in the ordinary course of business, except, in any case, as would not be reasonably expected to result in a Material Adverse Effect.

(x)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (1) the Company and its Subsidiaries own, license or possess adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business as now operated by them, and (2) to the knowledge of the Company, neither the Company nor any of its Subsidiaries have received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its Subsidiaries.

(y)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no outstanding judgments, writs of execution, seizures, injunctions or directives against, nor any work orders or directives or notices of deficiency capable of resulting in work orders or directives with respect to any of the properties or facilities directly or indirectly owned or operated by the Company.

(z)            Except as disclosed in the Disclosure Package and the Prospectuses or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (1) the Company and its Subsidiaries are in compliance with any and all applicable Environmental Laws; (2) to the knowledge of the Company, there has not been any discharge, deposit, leak, emission, spill or other release of any Hazardous Materials on, at, under or from any real property of the Company or any of its Subsidiaries (including relating to the collection, removal and disposal of wastes), which, in each case, has resulted in or may result in any cost, damage or other liability, including the diminution in value of any such property; and (3) the Company and its Subsidiaries (a) have received all permits, licenses or other approvals, and made all registrations, required of them under applicable Environmental Laws to conduct their respective businesses (“Permits”) and (b) are in compliance with all terms and conditions of each Permit.

(aa)          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (1) the Company and its Subsidiaries possess all licenses, permits, franchises, certificates, registrations and authorizations necessary to conduct their respective businesses and own or lease their respective properties and assets and are not in default or breach of any of the foregoing, and (2) no proceeding is pending or threatened to revoke or limit any of the foregoing; and neither the Company nor any of its Subsidiaries has received notice that any such license, permit or authorization will not be renewed in the ordinary course.

(bb)         Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (1) each of the Company and its Subsidiaries is in compliance with the provisions of all applicable federal, state, provincial and local Laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, and occupational health and safety, and (2) no collective labor dispute, grievance, arbitration or legal proceeding is ongoing or, to the knowledge of the Company, pending or threatened, and no individual labor dispute, grievance, arbitration or legal proceeding is ongoing or, to the knowledge of the Company, pending or threatened, with any employee of the Company or its Subsidiaries and, to the knowledge of the Company, none has occurred during the past year. Neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party.

(cc)          Each of the Company and its Subsidiaries maintains insurance policies with reputable insurers against risks of loss of or damage to their respective properties, assets and businesses of such types as are customary in the case of entities engaged in the same or similar businesses and the Company and its Subsidiaries are not in default in a material respect with respect to any provisions of such policies and have not failed to give any notice or to present any material claim under any such policy in a due and timely fashion. Neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business, except in each case as would not reasonably be expected to have a Material Adverse Effect.

(dd)          All contributions or premiums required to be made or paid by the Company or its Subsidiaries to any pension or other employee benefit plan have been made on a timely basis in accordance with the terms of such plans and all Laws, and all obligations of the Company and its Subsidiaries required to be performed in connection with any pension plans and the funding agreements therefor have been performed on a timely basis, except in each case as would not reasonably be expected to have a Material Adverse Effect.

(ee)          Except as disclosed in the Disclosure Package and the Prospectuses, neither the Company nor any of its Subsidiaries has outstanding any debentures, notes, debt securities or other debt obligations that are material to the Company and its Subsidiaries taken as a whole.

(ff)           The Company and each of its Subsidiaries has, on a timely basis, filed all income and other tax returns and notices and has paid all applicable taxes for all tax years to the date hereof to the extent such taxes have become due except to the extent that the failure to do any of the foregoing would not reasonably be expected to have a Material Adverse Effect; the Company is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or its Subsidiaries, except to the extent that any such deficiency, interest or penalty would not reasonably be expected to have a Material Adverse Effect; and except for payment of taxes contested in good faith and with respect to which adequate reserves have been established.

(gg)         The historical financial statements (including the related notes thereto) of (i) the Company and (ii) each other entity for which financial statements are required to be included or incorporated by reference in the Registration Statement and the Prospectuses (each such entity, a “Covered Entity”), included or incorporated by reference in each of the Registration Statement, the Disclosure Package and the Prospectuses (collectively, the “Financial Statements”) present fairly in all material respects the information shown therein, as applicable, as of the dates and for the periods indicated; the Financial Statements comply as to form in all material respects with the applicable requirements of Regulation S-X under the Act and applicable Canadian Securities Laws and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated therein except as may be expressly stated in the related notes thereto; the other financial information included or incorporated by reference in each of the Disclosure Package and the Prospectuses has been derived from the accounting records of the Company and each Covered Entity, as applicable, and presents fairly the information shown thereby; and all disclosures included in the Registration Statement, the Disclosure Package and the Prospectuses regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Act and National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure, in each case, to the extent applicable; and the pro forma financial information and the related notes thereto (if any) included in each of the Disclosure Package and the Prospectuses present fairly in all material respects the information shown thereby and have been prepared in accordance with the applicable requirements of the Act and Canadian Securities Laws, the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein, and the assumptions underlying such pro forma financial information (if any) are reasonable and are set forth in the Disclosure Package and the Prospectuses.

(hh)         Except as disclosed in the Financial Statements, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities.

(ii)            KPMG LLP is (i) an independent registered public accountant with respect to the Company within the meaning of Canadian Securities Laws, the Act and the applicable rules and regulations adopted by the Commission and the U.S. Public Company Accounting Oversight Board and (ii) independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario; and there has never been any reportable “disagreement” (within the meaning NI 51-102) with KPMG LLP (such determination to be made as if the Company was a “reporting Company” under the securities laws of Ontario).

(jj)            Other than as disclosed in the Disclosure Package and the Prospectuses, or under the applicable entity’s governing documents, there are no agreements in force or effect which (1) in any manner affects or will affect the voting or control of any of the securities of the Company or its Subsidiaries, the nomination of directors to the board of directors of the Company, or the operations or affairs of the Company or its Subsidiaries, or (2) grant a person the right to require the Company to file a registration statement under the Act or to file a prospectus under Canadian Securities Laws with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the offering of the Securities pursuant to this Agreement, except as have been waived by any such person.

(kk)          Except as disclosed in the Disclosure Package and the Prospectuses, none of the directors, officers or employees of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any Person who beneficially owns, directly or indirectly, more than 10% of any class of securities of the Company, had or has any interest, direct or indirect, in any transaction or any proposed transaction with the Company or any of its Subsidiaries which, as the case may be, would be required to be disclosed in the Prospectuses or would reasonably be expected to have a Material Adverse Effect.

(ll)            This Agreement has been duly authorized, executed and delivered by the Company.

(mm)        The execution, delivery and performance of this Agreement by the Company, and the compliance by the Company with the other provisions of this Agreement do not: (1) require the consent, approval, authorization, filing, registration, recording or qualification of or with any Governmental Authority or other third party in the Canadian Qualifying Jurisdictions and the United States, except (A) as has been obtained and (B) for the registration under the Act of the Securities, the approval by the Financial Industry Regulatory Authority (“FINRA”) of the underwriting terms and arrangements, the filing of the Canadian Final Prospectus Supplement with the Canadian Securities Commissions and such consents, approvals, authorizations, orders, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters; (2) conflict with or result in a breach or violation of any of the terms or provisions of, impose any lien, charge or encumbrance upon any property or assets of the Company, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, license, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company is subject, (3) result in any violation of the provisions of the articles or by-laws (or similar organizational documents) of the Company or any of its Subsidiaries, or (4) result in any violation of any statute or any judgment, order, decree, rule or regulation of any Governmental Authority body, except in the case of (2) and (4) above as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

(nn)         The issued and outstanding SV Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), and the Company is in compliance in all material respects with the rules and regulations of the TSX and the NYSE.

(oo)         No order preventing or suspending the use of any U.S. Preliminary Prospectus, Canadian Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission or any Canadian Securities Commission and no other notice objecting to their use has been issued and no proceedings for that purpose or pursuant to Section 8A under the Act have been instituted or, to the Company’s knowledge, threatened by the Commission or any Canadian Securities Commission.

(pp)         Except as provided herein, there is no Person which has been engaged by the Company to act for the Company and which is entitled to any brokerage or finder’s fee in connection with the completion of this Agreement or any of the transactions contemplated hereunder.

(qq)         The Company has not, or, to the knowledge of the Company, no affiliate of the Company has taken, or will take, directly or indirectly, any action designed to, or that would reasonably be expected to cause or result in, stabilization or manipulation of the price of the Securities.

(rr)           The Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Commission promulgated thereunder that are applicable to the Company as of the Execution Time.

(ss)          The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which they are subject (collectively, “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(tt)           None of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee, agent, affiliate or other person acting on behalf of the Company or its Subsidiaries has: (1) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (2) made any direct or, knowingly, indirect unlawful payment to any foreign or domestic governmental official or employee from corporate funds; (3) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), as amended, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any similar such anti-bribery or anti-corruption law or regulation; or (4) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment, except, in the case of subclauses (2) through (4) above, as disclosed in the Disclosure Package and the Prospectuses and the sanctioned actions of the former chief executive officer of the business acquired pursuant to the Michigan Acquisition (as defined in the registration statement and the supplemented PREP prospectus filed in connection with the Company’s initial public offering). The Company and its Subsidiaries have instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption Laws.

(uu)         None of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee, representative, affiliate or other person acting on behalf of the Company or its Subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury, the Government of Canada or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the non-government controlled areas of Kherson and Zaporizhzhia of Ukraine, the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”). For the past five years the Company and its Subsidiaries have not knowingly engaged in, the Company and its Subsidiaries are not now knowingly engaged in, and the Company and its Subsidiaries will not engage in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(vv)         The statistical and market-related data included in the Disclosure Package and the Prospectuses are based on or derived from sources that the Company believes to be reliable in all material respects. The Company has a reasonable basis for disclosing all “forward-looking information” (as defined in NI 51-102) contained in the Prospectuses.

(ww)        The Company is not, and immediately after giving effect to the offering of the Securities hereunder, will not be, required to register as an “investment company” within the meaning of and subject to regulation under the U.S. Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(xx)          None of the transactions contemplated by this Agreement (including, without limitation, the use of the proceeds from the sale of the Securities), will violate or result in a violation of Section 7 of the Act, or any regulation promulgated thereunder, including, without limitation, Regulations T, U and X of the Board of Governors of the Federal Reserve System.

(yy)         The Company has the power to submit, or at the Closing Date will have, legally, validly, effectively and irrevocably submitted, to the exclusive jurisdiction of any U.S. federal or New York state court located in The City of New York; and has the power to designate, appoint and empower, and has, or at the Closing Date will have, legally, validly and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement, in any U.S. federal or New York state court located in The City of New York.

(zz)           The Company is a “foreign private issuer” within the meaning of Rule 405 under the Act.

(aaa)        The Company believes that it is not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year and expects to operate in such a manner so as not to become a PFIC for any subsequent taxable year.

(bbb)       Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the SV Shares and Computershare Trust Company, N.A. has been duly appointed as U.S. co-transfer agent and co-registrar for the SV Shares.

(ccc)        The Company has filed the Template Version of any Marketing Materials (other than the road show materials within the meaning of NI 41-101), if any, approved by the Company and the Representative in the manner contemplated by Canadian Securities Laws, with the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions not later than the day on which such Marketing Materials were first provided to a potential investor in the offering of Securities pursuant to this Agreement. If any “Comparables” (as defined in NI 41-101) and disclosure relating to such Comparables has been redacted from the Template Version of any Marketing Materials filed with the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions, a complete Template Version of such Marketing Materials (containing the Comparables and related disclosure) has been delivered to the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions by the Company in compliance with Canadian Securities Laws.

(ddd)       (i)(x) Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, to the Company’s knowledge, there has been no security breach or other compromise of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of clauses (i) and (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology materially consistent with industry standards and practices.

(eee)        Any certificate signed by any officer of the Company and delivered to the Representative or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2.              Representations and Warranties of the Selling Shareholders. Each Selling Shareholder severally, and not jointly, represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 2.

(a)            This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder.

(b)            Other than any Lien granted pursuant to the applicable Margin Loan (as defined in the Prospectus), which Liens applicable to the Securities shall be discharged on the Closing Date, such Selling Shareholder has, or, upon the conversion of the Series A perpetual convertible preferred shares prior to the Closing Date (as applicable), will have, good and valid title to the Securities to be sold by it pursuant to this Agreement, free and clear of all Liens.

(c)            Upon payment for the Securities to be sold by such Selling Shareholder pursuant to this Agreement, delivery of such Securities, as directed by the Representative, to Cede & Co. (“Cede”) or such other nominee as may be designated by The Depository Trust Company (“DTC”) or CDS Clearing and Depository Services Inc. (“CDS”), as applicable, registration of such Securities in the name of Cede or such other nominee and the crediting of such Securities on the books of DTC or CDS to the securities account of the Underwriters (assuming that neither DTC, CDS nor the Underwriters has notice of any adverse claim (within the meaning of Section 8-105 of the New York Uniform Commercial Code (the “UCC”)) to such Securities), (A) DTC or CDS, as applicable, shall be a “protected purchaser” of such Securities within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriters will acquire a valid security entitlement in respect of such Securities, (C) no action based on any “adverse claim”, within the meaning of Section 8-102 of the UCC, to such Securities may be asserted against the Underwriters with respect to such security entitlement; and (D) the Underwriters will otherwise acquire good and valid title to such Securities free and clear of all Liens; for purposes of this representation, such Selling Shareholder may assume that when such payment, delivery and crediting occur, (x) such Securities will have been registered in the name of Cede or another nominee designated by DTC or CDS, in each case on the Company’s share registry in accordance with its articles, bylaws and applicable law, (y) DTC or CDS, as applicable, will be registered as a “clearing corporation” within the meaning of Section 8-102 of the UCC and (z) appropriate entry to the account of the Underwriters on the records of DTC or CDS, as applicable, will have been made pursuant to the UCC.

(d)            The execution and delivery by such Selling Shareholder of, and the performance by such Selling Shareholder of its obligations under, this Agreement will not contravene or conflict with, result in a breach of, or constitute a default (or, with the giving of notice or lapse of time, would be in default) under, or require the consent of any other party to, (i) the articles, by-laws or other organizational documents, as the case may be, of such Selling Shareholder, (ii) any other agreement or instrument to which such Selling Shareholder is a party or by which it is bound or (iii) any provision of applicable law or any judgment, order, decree or regulation applicable to such Selling Shareholder of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over such Selling Shareholder, except, in the case of the foregoing clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to materially impact such Selling Shareholder’s ability to perform its obligations under this Agreement. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental authority or agency, is required for the consummation by such Selling Shareholder of the transactions contemplated in this Agreement, except such as may be required under the Securities Act, applicable state securities or blue sky laws and from the FINRA and such other approvals as have been or will be made or obtained on or prior to the Closing Date.

(e)            All information furnished to the Company or the Underwriters by or on behalf of such Selling Shareholder in writing expressly for use in the Registration Statement, the Disclosure Package and the Prospectuses is, and on the Closing Date will be, true, correct and complete in all material respects, and did not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make such information not misleading, it being understood and agreed that the only such information consists of the information with respect to such Selling Shareholder under the captions “Selling Shareholders” and “Use of Proceeds” in the Disclosure Package and the Prospectuses (such information, the “Selling Shareholder Information”).

(f)            Prior to the completion of the Underwriters’ distribution of the Securities, such Selling Shareholder has not distributed and will not distribute any offering material in connection with the offering and sale of the Securities other than the Disclosure Package and the Prospectuses.

(g)            Such Selling Shareholder has not taken and will not take, directly or indirectly, any action that is designed to or that has constituted or that might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(h)            Except as provided herein, there is no Person which has been engaged by such Selling Shareholder to act for such Selling Shareholder and which is entitled to any brokerage or finder’s fee in connection with the completion of this Agreement or any of the transactions contemplated hereunder.

Any certificate signed by or on behalf of such Selling Shareholder and delivered to the Representative or to counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by such Selling Shareholder to the Underwriters as to the matters covered thereby with respect to such Selling Shareholder.

Such Selling Shareholder has a reasonable basis for making each of the representations set forth in this Section 2. Such Selling Shareholder further acknowledges that the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

3.             Purchase and Sale.

(a)            Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, each of the Selling Shareholders agrees severally, and not jointly, to sell the Securities to the several Underwriters as provided in this Agreement and each Underwriter agrees severally, and not jointly, to purchase from each of the Selling Shareholders at a purchase price per share of US $47.40 the number of Securities (to be adjusted by the Representative so as to eliminate fractional shares) determined by multiplying the aggregate number of Securities to be sold by each of the Selling Shareholders as set forth opposite their respective names in Schedule II hereto by a fraction, the numerator of which is the aggregate number of Securities to be purchased by such Underwriter as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the aggregate number of Securities to be purchased by all the Underwriters from all of the Selling Shareholders hereunder.

(b)            [reserved];

(c)            [reserved];

4.              Delivery and Payment. Delivery of and payment for the Securities shall be made at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 at 9:00 AM, New York City time, on March 31, 2025, or at such time on such later date not more than two Business Days after the foregoing date as the Representative shall designate, which date and time may be postponed by agreement between the Representative and the Selling Shareholders or as provided in Section 10 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representative for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representative of the purchase price thereof (net of the applicable fees payable by the Selling Shareholders as provided for in Section 3(c) above) to or upon the orders of the Selling Shareholders by wire transfer payable in same-day funds to the accounts specified by the Selling Shareholders, as applicable, in writing to the Representative. Delivery of the Securities shall be made through the facilities of DTC and CDS, for the account of each Underwriter, unless the Representative shall otherwise instruct.

5.              Offering by Underwriters. It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Disclosure Package and that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter.

6.             Agreements. Each of the Company and, where applicable, each Selling Shareholder agrees severally, and not jointly, with the several Underwriters as follows:

(a)            The Company will (i) prepare and file the Canadian Final Prospectus Supplement in a form approved by you in accordance with the Canadian Shelf Procedures with each of the Canadian Securities Commissions as soon as reasonably practicable after the execution and delivery of this Agreement and in any event no later than the earlier of the first day that such Canadian Final Prospectus Supplement is delivered to an investor or two days following the date hereof; and (ii) take all other steps and proceedings that may be necessary to qualify the Securities for distribution and sale to the public in each of the Canadian Qualifying Jurisdictions through investment dealers or brokers registered under the applicable laws of such jurisdictions who have complied with the relevant provisions of such applicable laws;

(b)            The Company will prepare and, as soon as reasonably practicable after the filing of the Canadian Final Prospectus Supplement, file the U.S. Final Prospectus Supplement in a form approved by you within the applicable period specified in General Instruction II.L of Form F-10 under the Act;

(c)            The Company will make no further amendment or any supplement to the Registration Statement, the U.S. Final Prospectus or the Canadian Final Prospectus prior to the last Closing Date which shall be reasonably disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the U.S. Final Prospectus or Canadian Final Prospectus or any amended U.S. Final Prospectus or Canadian Final Prospectus has been filed and to furnish you with copies thereof (including, in the case of any supplemented or amended Canadian Final Prospectus, in the English and French languages) and to deliver to the Underwriters all signed and certified copies of any such supplemented or amended Canadian Final Prospectus in the English and French languages along with all documents similar to those referred to in sub-Sections 6(j)(i), (ii), (iii) and (iv) and such other documents as the Underwriters may reasonably request; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to advise you, promptly after it receives notice thereof, of the issuance by the Commission or any of the Canadian Securities Commissions of any stop order or of any order preventing or suspending the use of any preliminary prospectus or other prospectus in respect of the Securities, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, of any written communication received by the Company from any Canadian Securities Commission, the TSX or any Governmental Authority or of any request by the Commission or any Canadian Securities Commission for the amending or supplementing of the Registration Statement, the U.S. Final Prospectus or the Canadian Final Prospectus, as applicable, or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any preliminary prospectus or other prospectus or suspending any such qualification, to promptly use its reasonable best efforts to obtain the withdrawal of such order. The Company will use its commercially reasonable efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection.

(d)            If, at any time prior to the filing of the U.S. Final Prospectus, any event occurs as a result of which, in the opinion of counsel to the Underwriters, or counsel for the Company, the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made at such time not misleading, the Company will (i) notify promptly the Representative so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to the several Underwriters and counsel for the Underwriters without charge in such quantities as they may reasonably request.

(e)            If, during such period of time after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriter a prospectus relating to the Securities is required by law to be delivered (including in circumstances where such requirement may be satisfied pursuant to Rule 172) (the “Prospectus Delivery Period”), any event occurs, as a result of which, in the opinion of counsel to the Underwriters, or counsel for the Company, the Prospectuses as then supplemented would (i) include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made not misleading, (ii)  any event shall have occurred that would constitute a material change (as such term is defined under Canadian Securities Laws), or (iii) if it shall be necessary to amend the Registration Statement or amend or supplement U.S. Final Prospectus or Canadian Final Prospectus in order to comply with the Act or Canadian Securities Laws, as applicable, the Company will promptly (i) notify the Representative of any such event; (ii) prepare and file with the Commission, subject to the first sentence of paragraph (a) of this Section 6, an amendment or supplement that will correct such statement or omission or effect such compliance; and (iii) supply any amended U.S. Final Prospectus or Canadian Final Prospectus (in the English and French languages), as the case may be, or a supplement to the U.S. Final Prospectus or Canadian Final Prospectus (in the case of a supplement to the Canadian Final Prospectus, in the English and French languages) to the several Underwriters and counsel for the Underwriters without charge in such quantities as they may reasonably request.

(f)            Each of Company and the Selling Shareholders will cooperate with the Representative and use commercially reasonable efforts to permit the Securities to be eligible for clearance and settlement through DTC and CDS.

(g)            The Company will furnish to the Representative and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172) during the Prospectus Delivery Period, as many copies of each U.S. Preliminary Prospectus, the U.S. Final Prospectus, each Issuer Free Writing Prospectus, each and any supplement thereto as the Representative may reasonably request. The Company will furnish to the Representative and counsel for the Underwriters, without charge, copies of the Canadian Final Prospectus in the English and French languages so long as delivery of the Canadian Final Prospectus may be required by Canadian Securities Laws. The Company will pay the expenses of printing or other production of all documents relating to the offering.

(h)            The Company will deliver to the Underwriters contemporaneously, as nearly as practicable, with the execution and delivery of this Agreement (i) copies of the Canadian Preliminary Prospectus in each of the French and English language signed and certified as required by Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions; (ii) copies of all such documents and certificates that were filed with the Canadian Preliminary Prospectus under Canadian Securities Laws. The Company will deliver to the Underwriters contemporaneously, as nearly as practicable, with the filing of the Canadian Final Prospectus (i) copies of the Canadian Final Prospectus in each of the French and English language signed and certified as required by Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions; (ii) copies of all such documents and certificates that were filed with the Canadian Final Prospectus under Canadian Securities Laws; (iii) opinions of the GFL Auditors dated the date of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, addressed to the Underwriters, the Company, and their respective counsel, in form and substance satisfactory to the Underwriters and their counsel, to the effect that the French language versions of (A) the financial statements and notes to such statements and the related auditors’ report on such statements, and (B) management’s discussion and analysis of the financial condition and results of operations of the Company for all periods presented or incorporated by reference within the Disclosure Package (collectively, the “Financial Information”), in each case contained or incorporated by reference in the Canadian Preliminary Prospectus and the Canadian Final Prospectus includes the same information and in all material respects carries the same meaning as the English language versions thereof; and (iv) opinions of Stikeman Elliott LLP, dated the date of the Canadian Preliminary Prospectus and the Canadian Final Prospectus addressed to the Underwriters’, the Company, and their respective counsel, in form and substance satisfactory to the Underwriters and their counsel, to the effect that the French Language version of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, except for the Financial Information, as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof. The deliveries set forth in clause (i) above shall also constitute the Company’s consent to the Underwriters’ use of the Canadian Preliminary Prospectus and of the Canadian Final Prospectus, as applicable, for the distribution of the Securities in the Canadian Qualifying Jurisdictions in compliance with the provisions of this Agreement.

(i)             The Company will assist the Underwriters in arranging, if necessary, for the qualification of the Securities for sale by the Underwriters under the securities laws of such U.S. and Canadian jurisdictions as you may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would reasonably be expected to subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject or to subject themselves to taxation in excess of a nominal amount in respect of doing business in any jurisdiction.

(j)             [reserved];

(k)            [reserved];

(l)             The Company agrees to pay the costs and expenses relating to the following matters: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the Securities under the Act, the qualification of the Securities for distribution by prospectus under Canadian Securities Laws and all other expenses in connection with the preparation, printing, reproduction and filing of the Registration Statement, any U.S. Preliminary Prospectus, Canadian Preliminary Prospectus, any Marketing Materials, any Issuer Free Writing Prospectus and the Prospectuses and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the preparation, printing, authentication, issuance and delivery of certificates, if any, for the Securities; (iii) the printing (or reproduction) and delivery of any blue sky memorandum delivered in connection with the offering of the Securities; (iv) the registration of the Securities under the Exchange Act; (v) all expenses in connection with the qualification of the Securities for offering and sale under U.S. state laws and Canadian Securities Laws as provided in Section 6(i) hereof, including the reasonable and documented fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky survey (such fees and expenses referenced in clause (iii) and (v) not to exceed $10,000); (vi) the approval of the Securities for book entry transfer by DTC and CDS; (vii) any filings required to be made with the FINRA (including filing fees and the reasonable and documented fees and expenses of counsel for the Underwriters relating to such filings in an amount not to exceed $30,000; (viii) the transportation and other expenses incurred by or on behalf of the Company in connection with presentations to prospective purchasers of the Securities, including any “roadshow” (and including one half of the cost of all chartered aircraft or other chartered transportation used in connection with any “roadshow”); (ix) the costs and expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company; (x) [reserved]; and (xi) all other costs and expenses incident to the performance by the Company of its obligations hereunder. Notwithstanding the forgoing, except as specifically provided in this paragraph (l) and in Section 8 hereof, the Underwriters shall pay their own costs and expenses in connection with presentations for prospective purchasers of the Securities including the transportation and other expenses incurred by or on behalf of the Underwriters in connection with presentations to prospective purchasers of the Securities, including any “roadshow” (and including one half of the cost of all chartered aircraft or other chartered transportation used in connection with any “roadshow”), and the fees of their counsel, stock transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make.

(m)           The Company and each Selling Shareholder agree that, unless it has or shall have obtained the prior written consent of the Representative, and each Underwriter, severally and not jointly, agrees with the Company and the Selling Shareholders that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute, or otherwise use, refer to or distribute, an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses and any electronic road show included in Schedule III hereto, each furnished to the Representative before first use. Any such free writing prospectus consented to by the Representative or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping. Each Underwriter, severally and not jointly, represents and agrees that it is not subject to any pending proceeding under Section 8A of the Act with respect to the offering (and will promptly notify the Company if any such proceeding against it is initiated during the period a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Securities).

(n)            Each of the Company and Selling Shareholders agrees with each of the Underwriters to make any payments of consideration under this Agreement without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever imposed by Canada (or any other jurisdiction where the Company is located or doing business) or by any department, agency or other political subdivision or taxing authority thereof (“Foreign Taxes”), unless the Company or the Selling Shareholder, as the case may be, is required by law to deduct or withhold such taxes, duties or charges. In the event that Foreign Taxes are deducted or withheld, the Company or the Selling Shareholder, as the case may be, shall pay such additional amounts as may be necessary in order that the net amounts received by the Underwriters after such withholding or deduction will equal the amounts that would have been received if no withholding or deduction for Foreign Taxes had been made, except that no such additional amounts shall be paid to the extent that such Foreign Taxes (i) would not have been imposed (or would have been imposed at a reduced rate) but for any past, present or future connection of an Underwriter with the taxing jurisdiction under which such Foreign Taxes are imposed other than the mere entering into of this Agreement or receipt of payments hereunder, (ii) would not have been imposed (or would have been imposed at a reduced rate) but for the failure of an Underwriter to comply with any reasonable certification, identification or other reporting requirements concerning the nationality residence, identity or connection with the taxing jurisdiction of such Underwriter, if such compliance is timely requested by the Company, or (iii) are imposed in respect of services rendered in Canada by such Underwriter. The Company will promptly notify the Representative if the Company ceases to be a Foreign Private Issuer at any time prior to the later of completion of the distribution of Securities within the meaning of the Act.

(o)            The Company will indemnify and hold harmless the Underwriters against any documentary, stamp, registration or similar issuance tax, including any interest and penalties, on the sale, delivery and resale of the Securities and on the execution, performance and delivery of this Agreement.

(p)            The Selling Shareholders will advise you promptly, and if requested by you, will confirm such advice in writing, during the period when a prospectus relating to the Securities is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule), of any change in the Selling Shareholder Information in the Registration Statement, any Preliminary Prospectus, any Free Writing Prospectus, the Prospectus or any amendment or supplement thereto relating to such Selling Shareholder.

(q)            The Selling Shareholders agree to deliver to the Underwriters prior to the Closing Date a properly completed and executed United States Treasury Department Form W-9, together with all required attachments, if any, of such Selling Shareholder.

(r)             It is understood that, subject to Sections 9 and 22 hereof, the Company shall bear, and the Selling Shareholders shall not be required to pay or to reimburse the Company for, all other expenses of the Selling Shareholders incurred in connection with the offering of the Securities, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel (including the fees and disbursements of a single outside counsel for the Selling Shareholders), Securities Act liability insurance if the Company so desires or if the Underwriters so require and the reasonable fees and expenses of the independent public accountants and any special expert retained by the Company in connection with the offering, and the expense of qualifying the Securities under state blue sky laws.

7.              Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy in all material respects (except to the extent already qualified by materiality, in which case such obligations shall be subject to the accuracy in all respects) of the representations and warranties of the Company and the Selling Shareholders contained herein as of the Execution Time, the Closing Date and any settlement date pursuant to Section 4 hereof, to the accuracy of the statements of the Company and Selling Shareholders made in any certificates pursuant to the provisions hereof, to the performance by the Company and the Selling Shareholders in all material respects of its obligations hereunder and to the following additional conditions:

(a)            The U.S. Final Prospectus, and any supplement thereto, have been filed in the manner and within the time period specified in General Instruction II.L of Form F-10 under the Act and in accordance with Section 6(b) hereof; any material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; the Canadian Final Prospectus shall have been filed with the Canadian Securities Commissions in accordance with Section 6(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Act shall have been instituted or threatened; no order having the effect of ceasing or suspending the distribution of the Securities or the use of the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall have been issued and no proceeding for that purpose shall have been initiated or threatened by any Canadian Securities Commission or the TSX; and all requests for additional information on the part of the Commission or any Canadian Securities Commission shall have been complied with to the reasonable satisfaction of the Representative.

(b)   (i)     The Company shall have requested and caused Latham & Watkins LLP, U.S. counsel for the Company, to furnish to the Representative an opinion letter and a negative assurance letter, each dated the Closing Date and in form and substance reasonably satisfactory to the Representative.

(ii)    The Company shall have requested and caused Stikeman Elliott LLP, Canadian counsel for the Company, to furnish to the Representative an opinion letter dated the Closing Date and in form and substance reasonably satisfactory to the Representative.

(iii)   Each Selling Shareholder shall have requested and caused local counsel for such Selling Shareholder to furnish to the Representative an opinion letter dated the Closing Date and in form and substance reasonably satisfactory to the Representative.

(c)    (i)    The Representative shall have received from Davis Polk & Wardwell LLP, U.S. counsel for the Underwriters, an opinion letter and negative assurance letter, each dated the Closing Date and addressed to the Representative and in form and substance reasonably satisfactory to the Representative.

(ii)    The Representative shall have received from Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Underwriters, an opinion letter dated the Closing Date and addressed to the Representative and in form and substance reasonably satisfactory to the Representative.

(d)           The Company shall have furnished to the Underwriters a certificate of the Company, signed by (x) the chairman, chief executive officer, president or vice president and (y) the chief financial officer, treasurer or principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Prospectuses, any amendment or supplement thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement and that:

(i)     the representations and warranties of the Company in this Agreement are true and correct in all material respects (except to the extent already qualified by materiality, in which case such obligations shall be subject to the accuracy in all respects) at the Execution Time, on the Closing Date and on any settlement date pursuant to Section 4 hereof and the Company has complied in all material respects with all the agreements and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

(ii)    since the date of the most recent financial statements included in the Disclosure Package and the Prospectuses (exclusive of any supplement thereto), there has been no Material Adverse Change, except as set forth in or contemplated in the Disclosure Package and the Prospectuses (exclusive of any supplement thereto); and

(iii)   no stop order suspending the effectiveness of the Registration Statement, no order having the effect of ceasing or suspending the distribution of the Securities or the use of the Canadian Preliminary Prospectus or the Canadian Final Prospectus, no other notice objecting to their use has been issued and no proceedings for that purpose or pursuant to Section 8A under the Act have been instituted or, to the Company’s knowledge, threatened.

(e)            Each Selling Shareholder shall have furnished to the Underwriters a certificate of such Selling Shareholder to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Prospectuses, any amendment or supplement thereto, and this Agreement and that the representations and warranties of such Selling Shareholder in this Agreement are true and correct in all material respects (except to the extent already qualified by materiality, in which case such obligations shall be subject to the accuracy in all respects) at the Execution Time, on the Closing Date and on any settlement date pursuant to Section 4 hereof and such Selling Shareholder has complied in all material respects with all the agreements and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date.

(f)            At the Execution Time and the time of filing the Canadian Final Prospectus and at the Closing Date, the Company shall have furnished to the Representative a certificate from the chief financial officer of the Company, dated such dates, in form and substance reasonably satisfactory to the Representative, certifying the accuracy of certain financial information contained in the Disclosure Package and the Prospectuses.

(g)            At each of the Execution Time and the time of filing the Canadian Final Prospectus and at the Closing Date, the Company shall have requested and caused the GFL Auditors to furnish to the Underwriters a “comfort letter,” dated as of the Execution Time or the date of the Canadian Final Prospectus is filed, as the case may be, and a bring-down “comfort letter,” dated as of Closing Date, respectively, in form and substance reasonably satisfactory to the Representative, confirming that it is an independent registered public accountants with respect to the Company within the meaning of the Exchange Act and within the meaning of the rules of the Public Company Accounting Oversight Board and confirming certain matters with respect to the audited and unaudited financial statements and other financial and accounting information of the Company contained in the Disclosure Package and the Prospectuses, including any supplement thereto at the date of the applicable letter.

(h)           Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Disclosure Package and the Prospectuses (exclusive of any amendment or supplement thereto), there shall not have been any change or development involving a prospective change, in the condition (financial or otherwise), business, management or results of operations of the Company and its Subsidiaries, taken as a whole, except as set forth in the Disclosure Package and the Prospectuses (exclusive of any supplement thereto), the effect of which is, or would reasonably be expected to become, in the judgment of the Representative, so material and adverse as to make it impractical or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated in the Disclosure Package and the Prospectuses (exclusive of any amendment or supplement thereto).

(i)             [Reserved];

(j)             At or prior to the Execution Time, the Company shall have furnished to the Representative a letter addressed to the Representative substantially in the form of Exhibit A hereto from person or entity listed on Exhibit A-1 hereto.

(k)            Prior to the Closing Date, the Company and the Selling Shareholders shall have taken all action reasonably required to be taken by it to have the Securities declared eligible for clearance and settlement through DTC and CDS.

The documents required to be delivered by this Section 7 will be available for inspection at the office of Davis Polk & Wardwell LLP, at 450 Lexington Avenue, New York, New York 10017, on the Business Day prior to the Closing Date.

8.             Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 7 hereof is not satisfied, because of any termination pursuant to Section 11 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or to comply with any provision hereof other than by reason of a default by any of the Underwriters, including as described in Section 11 hereof, the Company will reimburse the Underwriters severally through the Representative on behalf of the Underwriters on demand for all out-of-pocket expenses approved in writing by the Representative (including reasonable fees and disbursements of Davis Polk & Wardwell LLP and Davies Ward Phillips & Vineberg LLP) that shall have been reasonably incurred and documented by them in connection with the proposed purchase and sale of the Securities, but the Company shall then be under no further liability to any Underwriter except as provided in Sections 6 and 9 hereof.

9.              Indemnification and Contribution.

(a)            The Company agrees to indemnify and hold harmless each Selling Shareholder, each Underwriter, the directors, officers, selling agents and Affiliates of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, other U.S. federal or U.S. state statutory law or regulation or Canadian Securities Laws, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereof, or the Disclosure Package, or the U.S. Final Prospectus or any Issuer Free Writing Prospectus or any bona fide electronic road show as defined in Rule 433(h) under the Act (a “road show”) or in any amendment thereof or supplement thereto or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) a misrepresentation or alleged misrepresentation (as that term is defined under applicable Canadian Securities Laws) contained in the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any amendment or supplement thereto, and agrees (subject to the limitations set forth in the provisos to this sentence) to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by it in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission or misrepresentation or alleged misrepresentation (as that term is defined under applicable Canadian Securities Laws) made therein in reliance upon and in conformity with the Underwriter Information (as defined below) or Selling Shareholder Information. This indemnity agreement will be in addition to any liability that the Company may otherwise have. The Company shall not be liable under this Section 9 to any indemnified party regarding any settlement or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent is consented to by the Company, as applicable, which consent shall not be unreasonably withheld.

(b)            [reserved];

(c)            Each Underwriter severally, and not jointly, agrees to indemnify and hold harmless each Selling Shareholder, the Company, each person, if any, who controls (within the meaning of either the Act or the Exchange Act) the Company, each of the directors of the Company who signs the Registration Statement or Canadian Final Prospectus and each of the officers of the Company who signs the Registration Statement or Canadian Final Prospectus, to the same extent as the foregoing indemnity from the Company to each Underwriter referred to in Section 9(a) above, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representative specifically for inclusion in the documents referred to in Section 9(a) above, it being agreed and understood that the only such information furnished by any Underwriter consists of the information disclosed as such in this Section 9(c). This indemnity agreement will be in addition to any liability that any Underwriter may otherwise have. The Company acknowledges that the statements in any Canadian Final Prospectus and U.S. Final Prospectus set forth in the ninth, tenth, eleventh and twelfth paragraphs under the heading “Underwriting” (collectively, the “Underwriter Information”), constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any registration statement, U.S. Preliminary Prospectus, Canadian Preliminary Prospectus, Canadian Final Prospectus, U.S. Final Prospectus or any Issuer Free Writing Prospectus or any road show.

(d)            Each Selling Shareholder severally, and not jointly, agrees to indemnify and hold harmless the Company, each person, if any, who controls (within the meaning of either the Act or the Exchange Act) the Company, each of the directors of the Company who signs the Registration Statement or Canadian Final Prospectus, each of the officers of the Company who signs the Registration Statement or Canadian Final Prospectus and each Underwriter, the directors, officers, selling agents and Affiliates of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act to the same extent as the foregoing indemnity from the Company to each Underwriter referred to in Section 9(a) above, but only with reference to written information provided by such Selling Shareholder furnished to the Company specifically for inclusion in the documents referred to in Section 9(a) above, it being agreed and understood that the only such information furnished by such Selling Shareholder consists of the Selling Shareholder Information. The aggregate liability of each Selling Shareholder under Section 9 shall be limited to an amount equal to the aggregate net proceeds, before expenses, to such Selling Shareholder from the sale of the Securities sold by such Selling Shareholder hereunder (the “Selling Shareholder Proceeds”). This indemnity agreement will be in addition to any liability that such Selling Shareholder may otherwise have.

(e)            Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 9, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraphs (a), (b), (c) or (d) above unless and to the extent it did not otherwise learn of such action and such failure materially prejudices the indemnifying party (through the forfeiture of substantial rights or defenses) and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraphs (a), (b), (c) or (d) above, except as provided in paragraph (f) below. The indemnifying party shall be entitled to appoint counsel (including local counsel) of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel, other than local counsel if not appointed by the indemnifying party, retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel (including local counsel) to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest (based on the advice of counsel to the indemnified person); (ii) such action includes both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded (based on the advice of counsel to the indemnified person) that there may be legal defenses available to it and/or other indemnified parties that are different from or additional to those available to the indemnifying party; (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action; or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It is understood and agreed that the indemnifying person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all indemnified persons. Any such separate firm for any Underwriters, its Affiliates, directors, selling agents and officers and any control persons of such Underwriters shall be designated in writing by the Representative, any such separate firm for such Selling Shareholder shall be designated in writing by the Selling Shareholder, and any such separate firm for the Company and any control persons, officers or directors of the Company shall be designated in writing by the Company. In the event that any Underwriter, its Affiliates, directors, selling agents and officers or any control persons of such Underwriter are indemnified persons collectively entitled, in connection with a proceeding in a single jurisdiction, to the payment of fees and expenses of a single separate firm under this Section 9(e), and any such Underwriter, its Affiliates, directors, selling agents and officers or any control persons of such Underwriter cannot agree to a mutually acceptable separate firm to act as counsel thereto, then such separate firm for all such indemnified persons shall be designated in writing by the Representative. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim, action suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and does not include any statement as to, or any admission of, fault, culpability or failure to act by or on behalf of any indemnified party.

(f)            In the event that the indemnity provided in paragraph (a), (b), (c) or (d) of this Section 9 is unavailable to or insufficient to hold harmless an indemnified party for any reason (other than by virtue of the failure of an indemnified party to notify the indemnifying party of its right to indemnification pursuant to this subsection or subsection (a), (b), (c) or (d) above, where such failure materially prejudices the indemnifying party (through the forfeiture of substantial rights or defenses) or any other limitation on indemnification set forth therein), the Company, the Selling Shareholders and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending any loss, claim, damage, liability or action) (collectively “Losses”) to which the Company, the Selling Shareholders and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholders on the one hand and by the Underwriters on the other from the offering of the Securities. If the allocation provided by the immediately preceding sentence is unavailable for any reason or not permitted by applicable law, the Company, the Selling Shareholders and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Shareholders on the one hand and of the Underwriters on the other in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. Benefits received by the Company and the Selling Shareholders shall be deemed to be equal to the total net proceeds from the offering of the Securities (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions received by them, in each case as set forth on the cover page of the Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company and the Selling Shareholder on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission and any other equitable considerations appropriate in the circumstances. The Company, the Selling Shareholders and the Underwriters agree that it would not be just and equitable if the amount of such contribution were determined by pro rata allocation or any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (f), in no event shall (i) any Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Securities exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) any Selling Shareholder be required to contribute any amount in excess of the Selling Shareholder Proceeds with respect to such Selling Shareholder less any amounts otherwise payable pursuant to this Section 9. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 9 are several in proportion to their respective purchase obligations hereunder and not joint. For purposes of this Section 9, each person, if any, who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee, Affiliate and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company who signs the Registration Statement or Canadian Final Prospectus shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (f).

(g)            [reserved]

10.            Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters, as the case may be, shall be obligated severally to take up and pay for (in the respective proportions that the amount of the Securities set forth opposite their names in Schedule I hereto bears to the aggregate amount of the Securities set forth opposite the names of all the remaining Underwriters, as applicable) the Securities that the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of the Securities that the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of the Securities set forth in Schedule I hereto, the Company and the Selling Shareholders shall be entitled to a period of 36 hours within which to procure another party or parties reasonably satisfactory to the non-defaulting Underwriters, as the case may be, to purchase no less than the amount of such unpurchased Securities that exceeds 10% of the amount thereof upon such terms herein set forth. If, however, the Company or the Selling Shareholders shall not have completed such arrangements within 72 hours after such default and the amount of unpurchased Securities exceeds 10% of the amount of such Securities to be purchased on such date, then this Agreement will terminate without liability to any non-defaulting Underwriter, the Selling Shareholders or the Company. In the event of a default by any Underwriter as set forth in this Section 10, the Closing Date shall be postponed for such period, not exceeding five Business Days, to effect any changes that in the opinion of counsel for the Company or counsel for the Representative are necessary in the Registration Statement, Prospectuses or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company, any Selling Shareholder or any non-defaulting Underwriter for damages occasioned by its default hereunder.

11.            Termination. This Agreement shall be subject to termination in the absolute discretion of the Representative, by notice given to the Company and the Selling Shareholders prior to delivery of and payment for the Securities, if at any time prior to such time (i) there shall have occurred, since the time of execution of this Agreement or since the respective dates as of which information is given in the Disclosure Package or the Prospectuses, any change, or development involving a prospective change, in the condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries, taken as a whole, except as set forth in the Disclosure Package and the Prospectuses (exclusive of any supplement thereto), the effect of which is, or would reasonably be expected to become, in the judgment of the Representative, so material and adverse as to make it impractical or inadvisable to proceed with the offering, sale or delivery of the Securities as contemplated in the Disclosure Package and the Prospectuses (exclusive of any supplement thereto); (ii) trading in the SV Shares shall have been suspended by the Commission, any Canadian Securities Commission, the NYSE or the TSX or trading in any securities generally on the NYSE or TSX shall have been suspended or materially limited; (iii) there has been a general moratorium on commercial banking activities in the United States or Canada declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States or Canada; or (iv) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war or other calamity or crisis the effect of which on financial markets is such as to make it, in the judgment of the Representative, impractical or inadvisable to proceed with the offering, sale or delivery of the Securities as contemplated in the Disclosure Package and the Prospectuses (exclusive of any supplement thereto).

12.            Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers, the Selling Shareholders and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter, the Selling Shareholders or the Company or any of the indemnified persons referred to in Section 9 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 8 and 9 hereof shall survive the termination or cancellation of this Agreement.

13.            Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representative, will be mailed, delivered or faxed or emailed to c/o RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Capital Markets, Email: equityprospectus@rbccm.com; with a copy to Shane Tintle, Davis Polk & Wardwell LLP at 450 Lexington Avenue, New York, New York 10017, e-mail: shane.tintle@davispolk.com (fax: (212) 450-6862)) and Robert S. Murphy, Davies Ward Phillips & Vineberg LLP at 155 Wellington Street West, Toronto, Ontario M5V 3J7, e-mail: rmurphy@dwpv.com (fax no.: (416) 863-0871); or, if sent to the Company or the Selling Shareholders, will be mailed, delivered, faxed or emailed to GFL Environmental Inc. at 100 New Park Place, Suite 500, Vaughan, Ontario L4K 0H9, Attention: Patrick Dovigi (416) 673-9385, with a copy to Stelios Saffos, Latham & Watkins LLP at 1271 Avenue of the Americas, New York, New York 10020, e-mail: stelios.saffos@lw.com (fax no.: (212) 751-4864), Ryan Bekkerus, Simpson Thacher & Bartlett LLP at 425 Lexington Avenue, New York, New York, e-mail: rbekkerus@stblaw.com (fax no.: (212) 455-2502) and Jeffrey M. Singer, Stikeman Elliott LLP at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, e-mail: jsinger@stikeman.com (fax no.: (416) 947-0866). The Company and the Selling Shareholders shall be entitled to act and rely upon any request, consent, notice or agreement given or made on behalf of the Underwriters by the Representative.

14.            Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the indemnified persons referred to in Section 9 hereof and their respective successors and no other person will have any right or obligation hereunder. No purchaser of Securities from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

15.            [reserved].

16.            Applicable Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED WITHIN THE STATE OF NEW YORK.

17.            Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the underwriters to properly identify their respective clients.

18.            No Fiduciary Duty. Each of the Company and the Selling Shareholders hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Selling Shareholders, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company or the Selling Shareholders and (c) the Company’s and the Selling Shareholders’ engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, each of the Company and the Selling Shareholders agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). Each of the Company and the Selling Shareholders agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, including, for the avoidance of doubt, with respect to any legal, tax, investment, accounting or regulatory matters, or owe an agency, fiduciary or similar duty to the Company or the Selling Shareholders, in connection with such transaction or the process leading thereto. Moreover, each Selling Shareholder acknowledges and agrees that, although the Representative may be required or choose to provide certain Selling Shareholders with certain Regulation Best Interest and Form CRS disclosures in connection with the offering, the Representative and the other Underwriters are not making a recommendation to any Selling Shareholder to participate in the offering, enter into a “lock-up” agreement, or sell any SV Shares at the price determined in the offering, and nothing set forth in such disclosures is intended to suggest that the Representative or any Underwriter is making such a recommendation.

19.            Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company, the Selling Shareholders and the Underwriters, or any of them, with respect to the subject matter hereof.

20.            Waiver of Jury Trial. THE COMPANY, THE SELLING SHAREHOLDERS AND EACH OF THE UNDERWRITERS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

21.            Each of the Company and the Selling Shareholders hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the Company and the Selling Shareholders waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. Each of the Company and the Selling Shareholders agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and the Selling Shareholders, as the case may be, and may be enforced in any court to the jurisdiction of which the Company and the Selling Shareholders is subject by a suit upon such judgment. Each of the Company and the Selling Shareholders irrevocably appoints Corporate Creations Network Inc., 1521 Concord Pike, Suite 201, Wilmington, DE 19803, upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent, and written notice of such service to the Company or the Selling Shareholders, as the case may be, by the person serving the same to the address provided in this Section 21, shall be deemed in every respect effective service of process upon the Company or the Selling Shareholders, as the case may be, in any such suit or proceeding. Each of the Company and the Selling Shareholders hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. Each of the Company and the Selling Shareholders further agrees to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of seven years from the date of this Agreement.

22.            The Company agrees to indemnify each Underwriter, its directors, officers, affiliates, selling agents and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

23.            To the extent that the Company or any Selling Shareholder has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) Canada, or any political subdivision thereof, (ii) the United States or the State of New York, or (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to itself or its respective property and assets or this Agreement, each of the Company and Selling Shareholders hereby irrevocably waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

24.            Counterparts. This Agreement may be signed in one or more counterparts (which may be delivered in original form, facsimile or “pdf” file thereof), each of which when so executed shall constitute an original and all of which together shall constitute one and the same agreement.

25.            Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

26.            Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

“2028 Indenture” means the indenture, dated as of November 23, 2020, among the Company, the guarantors party thereto and the Trustee, relating to the Company’s 4.000% Senior Notes due 2028 (the “2028 Notes”), as amended and supplemented as of the date hereof.

“2028 Secured Notes Indenture” means the indenture dated as of December 21, 2020, among the Company, the guarantors party thereto, the Trustee and the Collateral Agent, relating to the Company’s 3.500% Senior Secured Notes due 2028, as amended and supplemented as of the date hereof.

“2031 Secured Notes Indenture” means the indenture dated December 6, 2023 among the Company, the guarantors party thereto, the Trustee and the Collateral Agent, relating to the Company’s 6.750% Senior Secured Notes due 2031 (the “2031 Secured Notes”), as amended and supplemented as of the date hereof.

“4.750% Notes Indenture” means the indenture, dated as of June 8, 2021, among the Company, the guarantors party thereto and the Trustee, relating to the Company’s 4.750% Senior Notes due 2029, as amended and supplemented as of the date hereof.

“4.375% Notes Indenture” means the indenture, dated as of August 10, 2021, among the Company, the guarantors party thereto and the Trustee, relating to the Company’s 4.375% Senior Notes due 2029, as amended and supplemented as of the date hereof.

“6.625% Senior Notes Indenture” means the indenture, dated as of June 17, 2024 among Wrangler Holdco Corp. (“Wrangler”), the Company, the other guarantors party thereto and the Trustee, relating to Wrangler’s 6.625% Senior Notes due 2032 (the “6.625% Senior Notes), as amended and supplemented as of the date hereof;

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Affiliate” shall have the meaning specified in Rule 501(b) of Regulation D. “Agreement” shall mean this underwriting agreement.

“Agreement,” “hereto,” “herein,” “hereby,” “hereunder,” “hereof,” and similar expressions refer to this Agreement and not to any particular section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which commercial banking institutions or trust companies are authorized or required by law to close in New York City or Toronto, Ontario.

“Commission” shall mean the Securities and Exchange Commission.

“Environmental Laws” means any foreign, federal, state, provincial, territorial or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean 11:40 p.m. (ET) on March 25, 2025.

“Existing Indentures” means the 2028 Indenture, the 2028 Secured Notes Indenture, the 2031 Secured Notes Indenture, the 4.750% Notes Indenture, the 4.375% Notes Indenture, and the 6.625% Senior Notes Indenture.

“Existing Secured Notes” means the 2028 Secured Notes and the 2031 Secured Notes.

“Existing Secured Notes Indentures” means the 2028 Secured Notes Indenture and the 2031 Secured Notes Indenture.

“GAAP” means Canadian generally accepted accounting principles, which for the Company is International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“GFL Auditors” means KPMG, LLP, auditors for the Company.

“Governmental Authority” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other Law, regulation or rule-making entity (including, without limitation, any stock exchange, securities regulatory authority, central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances.

“Hazardous Materials” means any material, substance (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is regulated by or may give rise to liability under any Environmental Laws.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Investor Rights Agreements” has the meaning given to it in the Registration Statement and the Canadian Final Prospectus.

“Issuer Free Writing Prospectus” shall mean an Issuer Free Writing Prospectus, as defined in Rule 433.

“Law” means any and all applicable laws, including all federal, provincial, territorial, state and local statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, or regulatory judgments, orders, directives, decisions, rulings or awards of any Governmental Authority, all having the force of law, binding on or affecting the Person referred to in the context in which the term is used.

“Lien” means any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance upon or with respect to any property of any kind, whether or not filed, recorded or otherwise perfected under applicable Law, including any conditional sale or other title retention agreement.

“Marketing Materials” has the meaning given to it in NI 41-101.

“Material Adverse Effect” or “Material Adverse Change” means any effect, change, event or occurrence that, alone or in conjunction with any other or others, is reasonably expected to have a materially adverse effect, or reasonably be expected to have a prospective material adverse effect, on the condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries, taken as a whole after giving effect to the Transaction contemplated by this Agreement.

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

“Registration Rights Agreement” has the meaning given to it in the Registration Statement and the Canadian Final Prospectus.

“Revolving Credit Facility” means the Seventh Amended and Restated Credit Agreement, dated as of September 27, 2021, as amended pursuant to the First Amendment thereto, dated as of May 27, 2022, the Second Amendment thereto, dated as of January 11, 2023, the Third Amendment thereto, dated as of August 17, 2023, the Fourth Amendment thereto, dated as of December 29, 2023, the Fifth Amendment thereto, dated as of June 4, 2024, and the Sixth Amendment thereto, dated as of January 20, 2025, among the Company, as Canadian borrower, GFL Environmental USA Inc., as U.S. borrower, the guarantors named therein, a syndicate of lenders and Bank of Montreal, as administrative agent and collateral agent.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 424”, “Rule 430A” and “Rule 433” refer to such rules under the Act.

“Subsidiary” has the meaning given to it in Rule 405 under the Act.

“Template Version” has the meaning given to it in NI 41-101.

“Trustee” means Computershare Trust Company, N.A.

“WKSI Blanket Orders” means OSC Rule 44-503 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers, as amended or varied from time to time, and, as the context requires, each of the other local blanket orders of the Canadian Securities Commissions referred to in the Canadian Securities Administrators’ Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements.

27.            Electronic Signatures. Any signature to this Agreement may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Agreement.

28.            The Company and Selling Shareholders understand that a portion of the SV Shares may be offered and sold in the Canadian Qualifying Jurisdictions pursuant to the Canadian Final Prospectus by the Canadian broker-dealer affiliates of the Underwriter (the “Canadian Underwriter”). The term Underwriters shall include the Canadian Underwriter. Subject to the terms and conditions hereof, the Canadian Underwriter agrees to use commercially reasonable efforts to sell such SV Shares in the Canadian Qualifying Jurisdictions. In addition, any SV Shares sold by the Underwriters to the Company will be so sold by the Canadian Underwriter and will be purchased by the Canadian Underwriter directly from the Selling Shareholders that are residents of Canada for purposes of the Income Tax Act (Canada). In connection with the foregoing, the Company agrees to make an eligible dividend designation pursuant to subsection 89(14) of the Income Tax Act (Canada) to the extent it does not result in a tax pursuant to Part III.1 of such Act.

29.            Recognition of the U.S. Special Resolution Regimes.

(a)            In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 28:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i) a “covered entity” as the term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company, the Selling Shareholders and the several Underwriters.

Very truly yours,

GFL Environmental Inc.

By:	/s/ Patrick Dovigi
Name:	Patrick Dovigi
Title:	President and Chief Executive Officer

Ontario Teachers’ Pension Plan Board

By:	/s/ Blake Sumler
Name:	Blake Sumler
Title:	Authorized Signatory

GFL Borrower II (Cayman) LP, acting by its
general partner GFL Borrower II (Cayman), LTD.

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Director

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Director

Poole Private Capital, LLC

By:	/s/ Ven Poole
Name:	Ven Poole
Title:	Manager

AP Mezzanine Partners III, L.P., by its investment manager HPS Mezzanine Management III, LLC and by its sole and managing member, HPS Investment Partners, LLC

By:	/s/ Garrett Cockren
Name:	Garrett Cockren
Title:	Managing Director

[Signature Page to the Underwriting Agreement]

MP 2019 AP Mezzanine Master, L.P., by its investment advisor HPS Mezzanine Management 2019, LLC and by its sole member HPS Investment Partners, LLC

By:	/s/ Garrett Cockren
Name:	Garrett Cockren
Title:	Managing Director

Galaxy III Co-Invest, L.P., by its investment manager HPS Mezzanine Management 2019, LLC and by its sole member HPS Investment Partners, LLC

By:	/s/ Garrett Cockren
Name:	Garrett Cockren
Title:	Managing Director

MP 2019 Onshore Mezzanine Master, L.P., by its investment advisor HPS Mezzanine Management 2019, LLC and by its sole member, HPS Investment Partners, LLC

By:	/s/ Garrett Cockren
Name:	Garrett Cockren
Title:	Managing Director

HN Co-Investment Fund, L.P., by its investment manager HPS Mezzanine Management 2019, LLC and its sole member HPS Investment Partners, LLC

By:	/s/ Garrett Cockren
Name:	Garrett Cockren
Title:	Managing Director

MP 2019 Mezzanine Master, L.P., by its investment manager HPS Mezzanine Management 2019, LLC and its sole member HPS Investment Partners, LLC

By:	/s/ Garrett Cockren
Name:	Garrett Cockren
Title:	Managing Director

[Signature Page to Underwriting Agreement]

MP III Offshore Mezzanine Investments, L.P., by its investment manager HPS Mezzanine Management III, LLC and by its sole member HPS Investment Partners, LLC

By:	/s/ Garrett Cockren
Name:	Garrett Cockren
Title:	Managing Director

Mezzanine Partners III, L.P., by its investment manager HPS Mezzanine Management III, LLC and by its sole member HPS Investment Partners, LLC

By:	/s/ Garrett Cockren
Name:	Garrett Cockren
Title:	Managing Director

HPS VG Co-Investment Fund, L.P., by its investment manager HPS Mezzanine Management 2019, LLC and by its sole member HPS Investment Partners, LLC

By:	/s/ Garrett Cockren
Name:	Garrett Cockren
Title:	Managing Director

[Signature Page to Underwriting Agreement]

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

By: RBC Capital Markets, LLC

By:	/s/ Joe Passaro
Name:	Joe Passaro
Title:	Managing Director, Head of ECM

By: RBC Dominion Securities Inc.

By:	/s/ Ankur Dudani
Name:	Ankur Dudani
Title:	Managing Director

[Signature Page to Underwriting Agreement]

SCHEDULE I

Underwriters	Number of Securities
RBC Capital Markets, LLC	10,026,696
RBC Dominion Securities Inc.	8,861,027
Total	18,887,723

SCHEDULE II

Selling Shareholders	Number of Securities
Ontario Teachers’ Pension Plan Board	8,915,854

GFL Borrower II (Cayman) LP	5,354,870

Poole Private Capital, LLC	419,727

AP Mezzanine Partners III, L.P.	34,870

MP III Offshore Mezzanine Investments, L.P.	453,758

Mezzanine Partners III, L.P.	195,877

MP 2019 Mezzanine Master, L.P.	1,275,210

HPS VG Co-Investment Fund, L.P.	105,981

HN Co-Investment Fund, L.P.	139,909

MP 2019 Onshore Mezzanine Master, L.P.	647,197

MP 2019 AP Mezzanine Master, L.P.	176,229

Galaxy III Co-Invest, L.P.	1,168,241

Total	18,887,723

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

•	Free Writing Prospectus dated March 25, 2025

•	Free Writing Prospectus dated March 25, 2025

SCHEDULE IV

Subsidiaries of the Company

SUBSIDIARIES

ENTITY	JURISDICTIONS OF INCORPORATION OR FORMATION
1000149403 Ontario Inc.	Ontario
1000911254 Ontario Inc.	Ontario
1000911292 Ontario Inc.	Ontario
10010308086 Ontario Inc.	Ontario
1877984 (US) Delaware, LLC	Delaware
1877984 Cayman Limited	Cayman Islands
1877984 Delaware, LLC	Delaware
1877984 Ontario Inc.	Ontario
2313159 Alberta ULC	Alberta
2353961 Alberta ULC	Alberta
2354010 Alberta ULC	Alberta
2406925 Alberta ULC	Alberta
2779572 Ontario Inc.	Ontario
2779573 Ontario Inc.	Ontario
2779574 Ontario Inc.	Ontario
9382-3177 Québec Inc.	Quebec
9408-7899 Québec Inc.	Quebec
Alabama Dumpster Service, L.L.C.	Alabama
American Waste, Inc.	Michigan
Angelo’s Aggregate Materials, Ltd.	Florida
Arbor Hills Landfill, Inc.	Michigan
Area Disposal Service, Inc.	Illinois
Baldwin Pontiac LLC	Michigan
Black Creek Renewable Energy, LLC	North Carolina
Brent Run Landfill, Inc.	Delaware
Bunn Box, LLC	Indiana
Bunn Excavating, Inc.	Indiana

ENTITY	JURISDICTIONS OF INCORPORATION OR FORMATION
Central Missouri Renewable Natural Gas, LLC	Delaware
Clinton Landfill, Inc.	Illinois
Cobb County Transfer Station, LLC	Delaware
Conroe Landfill, LP	Texas
Coulter Companies, Inc.	Illinois
Dafter Sanitary Landfill, Inc.	Michigan
Eagle Bluff Landfill, Inc.	Alabama
Eagle Point Landfill, LLC	Delaware
Eagle Ridge Landfill, LLC	Ohio
Emerald Park Landfill, LLC	Wisconsin
ETC of Georgia, LLC	Georgia
Fort Bend Regional Landfill, L.P.	Texas
GFL (CW) Holdco, LLC	Delaware
GFL (Texas) Solids LLC	Delaware
GFL Birmingham, LLC	Delaware
GFL CW Holdings Inc.	Ontario
GFL Environmental 2025 Inc.	Ontario
GFL Environmental Holdings (US), Inc.	Delaware
GFL Environmental Real Property, Inc.	Delaware
GFL Environmental SFS Inc.	Ontario
GFL Environmental USA Inc.	Delaware
GFL Environmental USA Roll-Off Inc.	Delaware
GFL Everglades Holdings LLC	Delaware
GFL Florida Holding Company LLC	Delaware
GFL Holdco (US), LLC	Delaware
GFL Maritimes Inc.	Ontario
GFL Muskego LLC	Wisconsin
GFL North Michigan Landfill, LLC	Michigan
GFL of Texas, LP	Delaware

ENTITY	JURISDICTIONS OF INCORPORATION OR FORMATION
GFL of Virginia, LLC	Virginia
GFL Recycling Center – Northeast, LLC	Texas
GFL Recycling of Virginia, LLC	Virginia
GFL Renewables Colorado LLC	Delaware
GFL Renewables Inc.	Ontario
GFL Renewables LLC	Delaware
GFL Renewables Paragon LLC	Delaware
GFL Slim Jim 2, LLC	Delaware
GFL Slim Jim 3, LLC	Delaware
GFL Solid Waste Midwest LLC	Wisconsin
GFL Solid Waste Southeast LLC	Delaware
GFL Southwest Virginia, LLC	Virginia
GFL US 11, LLC	Delaware
GFL US 12, LLC	Delaware
GFL US 13, LLC	Delaware
GFL US 7, L.P.	Delaware
GFL US 8, LLC	Delaware
GFL US 9, L.P.	Delaware
GFL Triple-S Compost, LLC	Texas
GFL Wrangler Holdco US 2, Inc.	Delaware
GFL Wrangler US 1, LLC	Delaware
GFL Wrangler US 2, LLC	Delaware
GFL Wrangler US 3, LLC	Delaware
GFL Wrangler US 4, LLC	Delaware
GFL Wrangler US 5, LLC	Delaware
GFL Wrangler US 6, LLC	Delaware
GFL Wrangler US, L.P.	Delaware
Glacier Ridge Landfill, LLC	Wisconsin
Grace Disposal Systems, L.L.C.	Texas

ENTITY	JURISDICTIONS OF INCORPORATION OR FORMATION
Green Financial Insurance Inc.	Barbados
Green Ridge Recycling & Disposal Facility, LLC	Virginia
Greenisle Environmental Inc.	Prince Edward Island
Gwinnett Transfer Station, LLC	Delaware
Haw River LandCo, LLC	North Carolina
Henson Disposal, LLC	Illinois
Henson Parent, LLC	Delaware
Hickory Meadows Landfill, LLC	Wisconsin
Hickory Ridge Landfill, Inc.	Illinois
Hoosier Landfill, Inc.	Indiana
J&E Recycling, LLC	Virginia
Jones Sanitation, L.L.C.	Delaware
L&L Disposal, LLC	Delaware
Lakeway LandCo, LLC	Delaware
Lakeway Sanitation & Recycling C&D, LLC	Delaware
Lakeway Sanitation & Recycling MSW, LLC	Delaware
Land & Gas Reclamation, Inc.	Wisconsin
Laurens County Landfill, LLC	North Carolina
Mallard Ridge Landfill, Inc.	Wisconsin
Mid Canada Environmental Services Ltd.	Manitoba
Montgomery Transfer Station, LLC	Delaware
N.E. Land Fill, LLC	Oklahoma
North Road Holdings Ltd.	Prince Edward Island
Opelika Transfer Station, LLC	Delaware
Otis Road Landfill, LLC	Florida
Pauls Valley Landfill, LLC	Oklahoma
PDC Services, Inc.	Illinois
Peoria City/County Landfill, Inc.	Illinois
Peoria Disposal Company	Nevada

ENTITY	JURISDICTIONS OF INCORPORATION OR FORMATION
PH Land, LLC	Alabama
Red Rock Disposal, LLC	North Carolina
Ruffino Hills Transfer Station, L.P.	Texas
S&S Enterprises of Mississippi, LLC	Delaware
Safeguard Landfill Management, LLC	Georgia
Sampson County Disposal, LLC	North Carolina
Seven Mile Creek Landfill, LLC	Wisconsin
Smithrite Equipment Painting & Repair Ltd.	British Columbia
Smyrna Transfer Station, LLC	Delaware
Sooner Waste, LLC	Oklahoma
Southeastern Disposal, LLC	Delaware
Stone’s Throw Landfill, LLC	Delaware
Sugar Landfill, LP	Texas
Superior Sanitation Services Ltd.	Prince Edward Island
Tallassee Waste Disposal Center, Inc.	Alabama
Tazewell County Landfill, Inc.	Illinois
TransWaste Services, LLC	Georgia
Wake County Disposal, LLC	North Carolina
Wake Reclamation, LLC	North Carolina
Waste Corporation of Arkansas, LLC	Delaware
Waste Corporation of Kansas, LLC	Delaware
Waste Corporation of Missouri, LLC	Delaware
Waste Corporation of Tennessee, LLC	Delaware
Waste Industries Atlanta, LLC	Delaware
Waste Industries of Tennessee, LLC	Delaware
Waste Industries USA, LLC	North Carolina
Waste Industries, LLC	North Carolina
Waste Services of Decatur, LLC	North Carolina
WCA – Kansas City Transfer, LLC	Delaware

ENTITY	JURISDICTIONS OF INCORPORATION OR FORMATION
WCA Cares, Inc.	Texas
WCA GP LLC	Delaware
WCA Management Company, LP	Delaware
WCA Management General, Inc.	Delaware
WCA Management Limited, Inc.	Delaware
WCA of Alabama, L.L.C.	Delaware
WCA of Central Florida, Inc.	Delaware
WCA of Oklahoma, LLC	Delaware
WCA Texas Management General, Inc.	Delaware
WCA Waste Corporation	Delaware
WCA Waste Systems, Inc.	Delaware
Welcome All Transfer Station, LLC	Delaware
Wexford County Landfill, LLC	Michigan
Wexford Water Technologies, LLC	Michigan
WI Burnt Poplar Transfer, LLC	North Carolina
WI High Point Landfill, LLC	North Carolina
WI Shiloh Landfill, LLC	Delaware
Wilmington LandCo, LLC	North Carolina
Wood Island Waste Management, Inc.	Michigan
Wrangler Holdco Corp.	Delaware
Zion Landfill, Inc.	Illinois

EXHIBIT A

Form of Lock-Up Agreement

GFL Environmental Inc.

Public Offering of Subordinate Voting Shares

March 25, 2025

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, New York 10281

c/o	RBC Capital Markets, LLC

Ladies and Gentlemen:

This letter is being delivered to you in connection with the Underwriting Agreement, dated March 25, 2025 (the “Underwriting Agreement”), between GFL Environmental Inc., a corporation existing under the laws of the Province of Ontario (the “Company”), the selling shareholders identified in Schedule II to the Underwriting Agreement, and you, as representative of a group of Underwriters named therein, relating to an underwritten public offering of subordinate voting shares, no par value, of the Company (the “Offering”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Underwriting Agreement.

The undersigned will not, without your prior written consent, offer, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any controlled affiliate of the undersigned or any person in privity with the undersigned or any controlled affiliate of the undersigned), directly or indirectly, including the public filing (or participation in the public filing) of a registration statement with the United States Securities and Exchange Commission (the “SEC”), or a prospectus with any securities commission or securities regulatory authority in any province or territory of Canada (collectively, the “Canadian Securities Commissions”), in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or any successor act, and the rules and regulations thereunder (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder with respect to, any shares in the capital of the Company (“Shares”) or any securities convertible into, or exercisable or exchangeable for such shares (“Related Securities”), or publicly announce an intention to effect any such transaction, for a period from the date hereof until 60 days after the date of the Underwriting Agreement (the “lock-up period”). The undersigned acknowledges and agrees that the foregoing precludes it from engaging in any hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any Shares or Related Securities, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than yourself.

The foregoing restrictions shall not apply:

(i)            to the transfer of Shares or Related Securities by gift, or by will or intestate succession to an immediate family member or to a trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned and/or an immediate family member;

(ii)            if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, to (1) transfers of Shares or Related Securities to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned or (2) distributions of Shares or Related Securities to limited partners, limited liability company members or stockholders of the undersigned or holders of similar equity interests in the undersigned;

(iii)            if the undersigned is a trust, to transfers to the beneficiary of such trust;

(iv)            to transfers to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by or under common control or management with the undersigned;

(v)            to transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv);

(vi)            to transfers to the Company (1) pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any option to purchase Shares granted by the Company pursuant to any employee benefit plans or arrangements described in or filed as an exhibit to the registration statement and final base shelf prospectus, in each case as supplemented, together with all documents incorporated by reference therein, with respect to the Offering, where any Shares received by the undersigned upon any such exercise will be subject to the terms of this letter agreement, or (2) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase Shares or the vesting of any restricted stock awards granted by the Company pursuant to employee benefit plans or arrangements described in or filed as an exhibit to the registration statement and final base shelf prospectus, in each case as supplemented, together with all documents incorporated by reference therein, with respect to the Offering, in each case on a “cashless” or “net exercise” basis, where any Shares received by the undersigned upon any such exercise or vesting will be subject to the terms of this letter agreement; provided that any public filing in connection with such transfer shall indicate, to the extent permitted by Section 16(a) of the Exchange Act and the related rules and regulations and National Instrument 55-104 – Insider Reporting Requirements and Exemptions, the reason for such disposition and that such transfer of Shares was solely to the Company;

(vii)            to transfers pursuant to an order of a court or regulatory agency (for purposes of this letter agreement, a “court or regulatory agency” means any domestic or foreign, federal, state or local government, including any political subdivision thereof, any governmental or quasi-governmental authority, department, agency or official, any court or administrative body, and any national securities exchange or similar self-regulatory body or organization, in each case of competent jurisdiction); provided that any public filing in connection with such transfer shall indicate, to the extent permitted by Section 16(a) of the Exchange Act and the related rules and regulations and National Instrument 55-104 – Insider Reporting Requirements and Exemptions, that such transfer is pursuant to an order of a court or regulatory agency;

(viii)            to transfers of Shares or Related Securities to the Company pursuant to the call provisions of existing employment agreements and equity grant documents; provided that any public filing in connection with such transfer shall indicate, to the extent permitted by Section 16(a) of the Exchange Act and the related rules and regulations, the reason for such disposition and that such transfer of Shares or Related Securities was solely to the Company;

(ix)            to transfers from an officer to the Company upon death, disability or pursuant to any contractual arrangement that provides for the repurchase of the undersigned’s securities by the Company in connection with the termination of employment, in each case, of such officer;

(x)            to transfers of Shares acquired in open-market transactions after the completion of the Offering;

(xi)            to transfers in response to a bona fide third party take-over bid, tender offer, merger, amalgamation, arrangement, consolidation or other similar transaction made to or with all holders of Securities involving a “change of control” (as defined below) of the Company occurring after the consummation of the Offering, that has been approved by the board of directors of the Company, provided that in the event that the take-over bid, tender offer, merger, amalgamation, arrangement, consolidation or other such transaction is not completed, the undersigned’s Shares shall remain subject to the terms of this agreement. For purposes of this clause (xi), “change of control” means the consummation of any bona fide third party take-over bid, tender offer, merger, amalgamation, arrangement, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of at least 51% of total voting power of the voting stock of the Company;

(xii)            to the establishment of any contract, instruction or written plan meeting the requirements of Rule 10b5-1 under the Exchange Act that does not provide for the transfer of Shares during the lock-up period;

(xiii)            the pledge or hypothecation, or other granting of a security interest in, Shares or Related Securities to one or more banks or financial institutions as collateral or security pursuant to margin lending arrangements described in the registration statement and final base shelf prospectus, in each case as supplemented, together with all documents incorporated by reference therein, with respect to the Offering by the undersigned or any of its directors or any indirect subsidiaries and any subsequent transfers of such Shares or Related Securities, whether in connection with enforcement by the lenders thereunder upon their collateral or by any subsequent transferee following enforcement upon such collateral; or

(xiv)            the Shares sold pursuant to the Underwriting Agreement.

Provided, further, that:

A.            in the case of any transfer or distribution pursuant to clauses (i) through (v) above, it shall be a condition to such transfer that each transferee executes and delivers to the Representative an agreement in form and substance satisfactory the Representative, stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to sell or offer to sell such Shares and/or Related Securities, engage in any swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto); and

B.            in the case of any transfer or distribution pursuant to clauses (i) through (v), (ix), (x) and (xii) above, prior to the expiration of the lock-up period, (A) no voluntary public filing by any party (donor, donee, transferor or transferee), or other voluntary public announcement reporting a reduction in beneficial ownership of Shares shall be required or shall be made voluntarily in connection with such transfer or distribution; and (B) any filing by any party (donor, donee, transferor or transferee) that is required under the Exchange Act in connection with such transfer, disposition or distribution shall include a statement describing the transaction, disposition or distribution was made.

Nothing in this letter agreement shall prevent the undersigned from making a demand for, or exercising any right with respect to, the registration of the undersigned’s Shares, except for any such demand or any such exercise that is publicly disclosed (or required to be publicly disclosed) by the undersigned or any of its controlled affiliates prior to the expiration of this letter agreement; provided that in no event shall the Company be obligated to take an action in violation of Section 5(i) of the Underwriting Agreement.

If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

If the Representative waives or terminates any of the foregoing restrictions in connection with a transfer of Shares or Related Securities, with respect to any of the Shares or Related Securities of any Major Holder (as defined below) (a “Triggering Release”), the provisions of this letter agreement shall be waived or terminated, as applicable, to the same extent and on the same terms with respect to the same pro rata percentage of Shares or Related Securities of the undersigned as the percentage of Shares or Related Securities being released in the Triggering Release represent with respect to the securities held by the applicable Major Holder. Notwithstanding the foregoing, no waiver or termination will constitute a Triggering Release, if (i) the aggregate number of Shares or Related Securities affected by all such discretionary releases, waivers, or terminations, in whole or in part to any and all Major Holders (whether in one or multiple releases), is less than or equal to 1.0% of the fully-diluted capitalization of the Company as measured immediately prior to the consummation of the Offering, (ii) the release is effective solely to permit a transfer not involving a disposition for value (not otherwise permitted by this letter agreement) and the transferee agrees in writing to be bound by the same terms described in this letter agreement, or (iii) such waiver or termination, in full or in part, is in connection with any underwritten public offering, whether or not such offering or sale is wholly or partially a secondary offering of Shares or Related Securities during the lock-up period (a “Follow-on Offering”); provided that the undersigned, to the extent the undersigned has a contractual right to demand or require the registration of the undersigned's Shares or Related Securities or otherwise “piggyback” on a registration statement filed by the Company for the offer and sale of its Shares, (a) shall be offered the opportunity to participate on a pro rata basis consistent with such contractual rights in such Follow-on Offering and on pricing terms that are no less favorable than the terms of the Follow-on Offering or (b) such contractual rights are waived pursuant to the terms thereof; and in the event any underwriters make the determination to cut back the number of securities to be sold by stockholders in the Follow-on Offering, such cut back shall be on a basis consistent with such contractual rights. For purposes of determining record or beneficial ownership of a stockholder, all Shares or Related Securities held by investment funds or trusts affiliated with such stockholder shall be aggregated. For purposes of this letter agreement, each of the following persons is a “Major Holder”: each (x) officer named in the Prospectus, (y) director named in the Prospectus, or (z) record or beneficial owner of 1.0% or more of the Shares prior to the Offering (calculated on an as-converted, fully-diluted basis and as of the close of business on the date set forth on the final prospectus used to sell the Shares).

For the purposes of this letter agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Offering and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may be required or choose to provide certain Regulation Best Interest and Form CRS disclosures to you in connection with the Offering, the Underwriters are not making a recommendation to you to participate in the Offering, enter into this letter agreement, or sell any Shares at the price determined in the Offering, and nothing set forth in such disclosures is intended to suggest that the Underwriters are making such a recommendation.

This letter agreement and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Yours very truly,

Name:
Title:
Address:

EXHIBIT A-1

List of Lock-Up Parties

Ontario Teachers’ Pension Plan Board
GFL Borrower II (Cayman) LP
Poole Private Capital, LLC
AP Mezzanine Partners III, L.P.
MP 2019 AP Mezzanine Master, L.P.
Galaxy III Co-Invest, L.P.
MP 2019 Onshore Mezzanine Master, L.P.
HN Co-Investment Fund, L.P.
MP 2019 Mezzanine Master, L.P.
MP III Offshore Mezzanine Investments, L.P.
Mezzanine Partners III, L.P.
HPS VG Co-Investment Fund, L.P.

ADDENDUM

Form of Waiver of Lock-up

GFL Environmental Inc.
Public Offering of Subordinate Voting Shares

[●], 2025

[Name and Address of
Lock-up Party

Requesting Waiver]

Dear Mr./Ms. [Name]:

This letter is being delivered to you in connection with the offering by [Selling Shareholders] of [●] subordinate voting shares of GFL Environmental Inc. (the “Company”) and the lock-up letter dated [●], 2025 (the “Lock-up Letter”), executed by you in connection with such offering, and your request for a [waiver] [release] dated [●], 2025, with respect to [●] subordinate voting shares (the “Shares”).

[●] hereby agree[s] to [waive] [release] the transfer restrictions set forth in the Lock-up Letter, but only with respect to the Shares, effective [●], 20[●]. This letter will serve as notice to the Company of the impending [waiver] [release].

Except as expressly [waived] [released] hereby, the Lock-up Letter shall remain in full force and effect.

Yours very truly,

[●]

cc: Company